AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY
5000 Westown Parkway, Suite 440
West Des Moines, Iowa 50266

April 21, 2005

VIA EDGAR AND FACSIMILE

Mr. Michael Reedich
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	American Equity Investment Life Holding Company Registration Statement on Form S-3 SEC File No. 333-123862

Dear Mr. Reedich:

        In accordance with Rule 461 of the Securities Act of 1933, as amended, American Equity Investment Life Holding Company (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 4:00 p.m., EDT, on Thursday, April 21, 2005, or as soon thereafter as practicable.

        The Company hereby acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Company does not foreclose the Commission from taking any action with respect to the Registration Statement. The Company hereby acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. The Company hereby acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY
By:	/s/ Wendy L. Carlson
Name: Wendy L. Carlson Title: Chief Financial Officer and General Counsel